NEWS RELEASE FOR IMMEDIATE RELEASE

Derek Pannell Appointed Chair of Agrium’s Board

May 4, 2016

CALGARY, Alberta – The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) announced today that Derek G. Pannell, a veteran senior executive with deep experience across a wide array of industries, has been appointed Board Chair, effective at the conclusion of the Annual Meeting of Shareholders today.

Mr. Pannell joined Agrium in 2008 and has served as an independent director since that time. He is the past President and Chief Executive Officer of Noranda Inc. and Falconbridge Limited. In addition to his duties at Agrium, he serves as Board Chair of Brookfield Infrastructure Partners Limited (an asset management company).

Mr. Pannell is a graduate of the Imperial College of London, England and the Royal School of Mines, London, England (ARSM). He is an engineer registered in Quebec and a Fellow of the Canadian Academy of Engineering.

Victor Zaleschuk, who has served on Agrium’s Board since 2002 and as Board Chair since 2012, is retiring from the Board after today’s Annual General Meeting of Shareholders. Agrium’s Board of Directors and leadership sincerely thank Mr. Zaleschuk for his years of invaluable experience, stewardship and guidance during a time of significant growth and sizeable returns to shareholders of the Company.

About Agrium

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America, Australia and Egypt through its agricultural retail-distribution and wholesale nutrient businesses. Agrium supplies growers with key products and services such as crop nutrients, crop protection, seed, and agronomic and application services, thereby helping to meet the ever growing global demand for food and fiber. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with competitive advantages across all product lines. Agrium retail-distribution has an unmatched network of over 1,400 facilities and approximately 3,800 crop consultants. We partner with over half a million grower customers globally to help them increase their yields and returns on more than 50 different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com